Groupon Launches Pioneering Loyalty Commerce Initiative With Points

Groupon leverages Points’ Loyalty Commerce Platform functionality to power global loyalty currency offerings

TORONTO, October 25, 2017 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today announced a first-of-its-kind partnership with Groupon (Nasdaq:GRPN) to power new loyalty offers to its extensive user base. Starting today, when Groupon’s U.S. users make a purchase, they have the opportunity to choose an incentive of up to 10 points or miles per dollar spent from some of the world’s leading loyalty programs including Alaska Airlines Mileage Plan™, Choice Privileges®, IHG® Rewards Club, JetBlue’s TrueBlue Loyalty Program, La Quinta Returns and others.

Through one straightforward integration with Points’ Loyalty Commerce Platform, Groupon has gained unprecedented managed transactional access to industry leading loyalty programs. The Points service enables Groupon to now leverage loyalty platforms as a powerful tool to drive increased engagement and revenue from its considerable existing user base, in addition to its continued focus on new member acquisition.

“We’re excited to partner with Points to offer our customers even greater value when they shop through Groupon,” said Vinayak Hegde, Senior Vice President of Global Marketing, Groupon. “Whether it’s finding a new local experience to try, booking a trip with the family or getting an early start on your holiday shopping, Points’ Loyalty Commerce Platform enables us to combine incredible savings with airline miles or hotel points from your favorite loyalty programs.”

“We are thrilled that Groupon, the industry leader in the online deal space, has chosen to leverage our Loyalty Commerce Platform to help drive their promotional strategy,” said Rob MacLean, CEO at Points. “We know that loyalty programs matter to shoppers, and we’re excited to give Groupon the opportunity to offer their U.S. customers new, innovative ways to earn miles and points over time. We’re also confident that this exciting new initiative will also soon be available in multiple international markets as we work closely with Groupon’s various teams.”

“We certainly see this growing trend in ecommerce for organizations to leverage existing loyalty platforms to drive growth in their business,” added MacLean. “Groupon’s resolution to be at the forefront of this trend speaks volumes to the organization’s vision, which matches our own.”

With its leading Loyalty Commerce Platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to power innovative products and services to drive increased revenue and member engagement in loyalty programs. Points leverages its platform to efficiently deliver great products, including the Buy, Gift and Transfer functionality, to more than 50 loyalty program partners worldwide.

For more about Points' Loyalty Commerce Platform, visit www.points.com.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS)(Nasdaq:PCOM), provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of over 50 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Buy Gift and Transfer service retails loyalty points and miles directly to consumers; its Points Loyalty Wallet service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog.

CONTACT
Points Media Relations
Catherine Lowe
Catherine.lowe@points.com
649-539-1310